UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. (the “Company”) dated November 12, 2026, announcing the Company’s results for the three month period ended September 30, 2026.

On November 12, 2026 the Company issued a press release titled, “ProQR Announces Third Quarter 2026 Operating and Financial Results,” announcing the Company’s results for the three month period ended September 30, 2026 and providing a business update. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

ProQR hereby incorporates by reference the information contained herein into ProQR's registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, File No. 333-263166, File No. 333-285767 and File No. 333-297272)

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated November 12, 2026, announcing the Company's results for the three month period ended September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: November 12, 2026	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer